FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Contact:
Monica Walsh	Anne Marie McCauley
A&R Partners	Check Point Software Technologies
650.762.2894	650.628.2040
mwalsh@arpartners.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ANNOUNCES PRELIMINARY
FIRST QUARTER 2006 RESULTS

Updates Guidance for Full Year 2006

REDWOOD CITY, Calif., April 3, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced preliminary results for the first quarter ended March 31, 2006. The company anticipates revenues for the quarter of approximately $133 – $134 million and GAAP earnings per share (EPS) of approximately $0.25 – $0.26. These results include, pursuant to new accounting requirements, estimates for equity based compensation expenses. The company anticipates non GAAP EPS1 to be approximately $0.30 – $0.31. Deferred revenue is estimated to increase by approximately $10 million in the quarter.

“We believe that our first quarter results were impacted by three main factors: 1.) The change in our decision to acquire Sourcefire; 2.) A shift in product mix toward increased longer term engagements such as software subscriptions and SmartDefense and decreased product revenues; and 3.) A slower growth pace in our industry,” said Check Point CEO Gil Shwed. “The success of our subscription and SmartDefense programs resulted in a healthy increase in our deferred revenues and contributed to the overall business generated in the quarter.”

[1] Non GAAP EPS excludes equity based compensation and acquisition related charges from the Zone Labs acquisition.

Shwed continued, “In light of the foregoing factors, we have reassessed our forecast for the remainder of 2006. Reflecting the current market conditions, the customer shift toward subscription contracts in the first quarter and the exclusion of approximately $40 million of Sourcefire results from our annual numbers, we expect revenues for the year to be in the range of $580 – $610 million. Earnings per share are expected to continue to show growth this year. We expect GAAP EPS for the year, including estimated equity based compensation expenses, to be in the range of $1.16 – $1.24. We expect non-GAAP EPS(1) to be in the range of $1.37 to $1.45.”

Check Point will host a conference call to discuss our preliminary first quarter results with the investment community Tuesday, April 4, 2006 at 8:30 a.m. EDT/5:30 a.m. PDT. Please dial (973) 935-8512 and reference confirmation code 7240567 to access the live call or visit the company’s Web site at www.checkpoint.com/ir for the live webcast. A replay of the conference call will be available through April 21, 2006 at the company’s Web site or by telephone at (973)341-3080, confirmation code 7240567.

Check Point will report its complete first quarter financial results before market opens on April 24, 2006. A conference call with management will be held the same day at 8:30 a.m. EDT/5:30 a.m. PDT. For more information, please visit http://www.checkpoint.com/ir.

Statements in this press release such as the results of the first quarter are forward-looking statements. Forward-looking statements include statements regarding Check Point’s preliminary results for the first quarter of 2006 and Check Point’s expectations regarding operating results for the full year 2006. Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point’s current expectations and beliefs. Factors that could cause or contribute to such differences include, but are not limited to: the risk that Check Point’s actual results may be different from the preliminary results as a result of final determination of revenues, operating expenses and charges, and as a result of the quarterly review by the company’s independent accountants; the impact on revenues of general market conditions in the company’s industry; the mix of sales of new products and long-term subscriptions; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2006 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 4, 2006	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer